

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Jeffrey G. Korn
Chief Executive Officer
Crexendo, Inc.
1615 S. 52nd Street
Tempe, AZ 85281

  Re: Crexendo, Inc.
    Registration Statement on Form S-3
    Filed May 7, 2024
    File No. 333-279175

Dear Jeffrey G. Korn:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mariam Mansaray at 202-551-6356 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Matthew M. Holman